UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.  3)*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. dievini Hopp BioTech holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,368,500(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,368,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,700

	8.	Shared Voting Power 85,764,041(2)

	9.	Sole Dispositive Power 158,700

	10.	Shared Dispositive Power 85,764,041

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,922,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, 495,504 shares held of record by MH-LT-Investments, and 1,133,517 shares held of record by companies of which Mr. Hopp is the sole shareholder.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Oliver Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Daniel Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding on December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Friedrich von Bohlen und Halbach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds FP, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,649

	8.	Shared Voting Power 84,630,524(2)

	9.	Sole Dispositive Power 237,649

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.4%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Christof Hettich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Mathias Hothum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,630,524(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,630,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,630,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 45.3(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 76,766,520 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 495,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. MH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 495,504 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 495,504

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), and MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by MH-LT Investments.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DHFS II Holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,368,500 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,368,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), MH-LT-Investments GmbH (“MH-LT-Investments” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen, Dr. Hettich and Mr. Hothum, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. Moreover, dievini, DH-LT-Investments, and MH-LT-Investments GmbH are parties to a shareholders’ agreement relating to the voting and disposition of the common shares of the Issuer described in Item 6 of this Schedule 13D. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on August 24, 2020 by the Reporting Persons (the “Initial Statement” and, as amended and supplemented through the date of this Amendment, collectively, the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

Items 3, 4, 5 and 7 of the Statement are amended as set forth below and a description of the Pooling Agreement (as defined in Item 6) is added to Item 6 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

The 76,766,520 Shares held directly by dievini were acquired from the Issuer prior to the IPO in several financing rounds using funds dievini holds for investments. No borrowed funds were used.

7,368,500 Shares held directly by DH-LT-Investments were purchased in a private placement transaction concurrent with the closing of the IPO on August 18, 2018 at a purchase price of $16 per Share using funds it holds for investments.

The 237,649 Shares held directly by Dr. von Bohlen were acquired from the Issuer prior to the IPO.

The 158,700 Shares held directly by Mr. Dietmar Hopp were acquired from DH-LT-Investments in a private transaction.

The 495,504 Shares held directly by MH-LT-Investments were acquired from dievini in connection with the plan described in Item 4 of this 13D Schedule,

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except as set forth below; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

The Reporting Persons may engage in discussions with management, the Issuer’s management board and supervisory board, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s management board and supervisory board.

In connection with a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation, dievini transferred shares in its portfolio companies, including Shares of the Issuer, to MH-LT Investments GmbH, a former general partner of dievini and controlled by Dr. Hothum , for the services provided by Mr. Hothum to dievini. MH-LT-Investments GmbH currently holds 495,504 Shares of the Issuer. Under the plan, dievini also intends to transfer shares in its portfolio companies, including Shares of the Issuer, to 4H invest GmbH controlled by Dr. Hettich and Bohlini invest GmbH controlled by Dr. von Bohlen in proportion to their percentage interests in dievini. After the transfers are completed Drs. Hettich, von Bohlen, and Hothum will no longer have any equity ownership in dievini, but they will continue to be managing directors of dievini and oversee dievini’s investments in portfolio companies.

The Reporting Persons previously reported that they planned to sell some of the Shares to the public in connection with these transfers. They no longer plan to do so, although they may make additional private transfers among themselves.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

(c) 495,504 Shares are held by MH-LT Investments in connection with the plan described in Item 4 of this Schedule

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

dievini and DH-LT Investments GmbH are parties to a Pooling Agreement (the “Pooling Agreement”) which governs the disposition and voting of the Shares held by them. Under the terms of the Pooling Agreement, a party’s Shares may only be disposed of to someone not a party to the Pooling Agreement if the disposal is approved by a vote of the holders of a majority of the Shares subject to the Pooling Agreement. Any voting related matter involving the Shares is also to be decided by such a majority vote. These provisions relating to the voting and disposition of Shares do not affect the parties’ obligations under the Shareholders’ Agreement with KfW.

MH-LT Investments has become a party to the Pooling Agreement by entering into an Accession Agreement in connection with the transfer of Shares to it by dievini.

Shareholders’Agreement

MH-LT-Investments, holding 495,504 Shares of the Issuer, and a company controlled by Dietmar Hopp, holding 1,100,000 Shares of the Issuer, will accede to the Shareholders’ Agreement between Kreditanstalt für Wiederaufbau (“KfW”), dievini, DH-LT-Investments and Dietmar Hopp in its current form with last amendment as of January 13. 2022.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney.

2.	Joint Filing Agreement.

3.	Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

4.	Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

5.	Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

6.	Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

7.	Second Supplement to Shareholders’ Agreement dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp, and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 7 of Amendment No. 2 to Schedule 13d filed by the Reporting Persons with the SEC on January 13, 2022)

8.	Pooling Agreement

9.	Accession Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
FRIEDRICH VON BOHLEN UND HALBACH

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

/s/ Dr. Marc Hauser as attorney-in-fact
MATHIAS HOTHUM

DFHS II GmbH & Co. KG

By:	DHFS II GmbH its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

MH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact